Exhibit 99.2

Interim Financial Statements of

Acasti pharma inc.

Three-month and nine-month periods ended November 30, 2015 and 2014

(Unaudited)

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

Acasti pharma inc.

Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive (Loss) Income	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Acasti Pharma inc.

Interim Statements of Financial Position

(Unaudited)

As at November 30, 2015 and February 28, 2015

	November 30,	February 28,
	2015	2015
Assets

Current assets:
Cash	$4,745,559	$1,310,556
Short-term investments	9,354,153	17,071,344
Trade and other receivables	179,995	384,886
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	179,199	419,992
Inventories	75,119	87,370
Prepaid expenses	202,547	318,457
	14,786,230	19,642,263

Equipment	314,219	69,937
Intangible assets	15,827,741	17,495,905

Total assets	$30,928,190	$37,208,105

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,592,659	$1,083,847
Payable to parent corporation (note 8 (b))	32,616	538,531
	1,625,275	1,622,378

Derivative warrant liabilities (notes 4 and 10)	270,590	2,357,408
Total liabilities	1,895,865	3,979,786

Equity (note 4):
Share capital	61,860,291	61,627,743
Contributed surplus	4,880,482	4,911,381
Deficit	(37,708,448)	(33,310,805)
Total equity	29,032,325	33,228,319

Commitments and contingencies (note 7)
Subsequent event (note 11)

Total liabilities and equity	$30,928,190	$37,208,105

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive (Loss) Income

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2015	2014	2015	2014
Revenue from sales	$5,074	$28,816	$17,227	$92,428
Cost of sales	(2,391)	(23,209)	(7,380)	(53,751)
Gross profit	2,683	5,607	9,847	38,677

Research and development expenses, net of tax credits of $14,367 and $43,279 (2014 - $15,590 and $72,005)	(1,411,851)	(1,749,228)	(3,874,116)	(4,771,120)
General and administrative expenses	(1,224,211)	(1,220,909)	(3,538,241)	(4,658,093)
Loss from operations	(2,633,379)	(2,964,530)	(7,402,510)	(9,390,536)

Finance income (note 5)	443,195	5,977,152	3,007,966	10,049,310
Finance costs (note 5)	(1,108)	(944)	(3,099)	(2,850)
Net finance income (expense)	442,087	5,976,208	3,004,867	10,046,460

Net (loss) earnings and total comprehensive (loss) income for the period	$(2,191,292)	$3,011,678	$(4,397,643)	$655,924
Basic and diluted (loss) earnings per share	$(0.21)	$0.28	$(0.41)	$0.06
Weighted average number of shares
outstanding – basic (1)	10,661,663	10,626,018	10,654,939	10,611,841
Weighted average number of shares
outstanding – diluted (1)	10,661,663	10,711,838	10,654,939	10,706,637

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 4.

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Changes in Equity

(Unaudited)

Nine-month periods ended November 30, 2015 and 2014

	Share capital				Contributed
	Number		Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2015	10,644,440	(1)	$61,627,743	$-	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive loss for the period	-		-	-	-	(4,397,643)	(4,397,643)
	10,644,440		61,627,743	-	4,911,381	(37,708,448)	28,830,676

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 6)	-		-	-	201,024	-	201,024
Share options exercised (note 6)	250		625	-	-	-	625
RSUs released (note 6)	16,973		231,923	-	(231,923)	-	-
Total contributions by and distribution to owners	17,223		232,548	-	(30,899)	-	201,649

Balance at November 30, 2015	10,661,663		$61,860,291	$-	$4,880,482	$(37,708,448)	$29,032,325
Balance, February 28, 2014	10,586,253	(1)	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net earnings and total comprehensive earnings for the period	-		-	-	-	655,924	655,924
	10,586,253		61,027,307	406,687	3,501,587	(31,000,157)	33,935,424

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 6)	-		-	-	1,396,171	-	1,396,171
Share options exercised (note 6)	20,000		50,000	-	-	-	50,000
RSUs released (note 6)	19,802		285,361	-	(285,361)	-	-
Total contributions by and distribution to owners	39,802		335,361	-	1,110,810	-	1,446,171

Balance at November 30, 2014	10,626,055		$61,362,668	$406,687	$4,612,397	$(31,000,157)	$35,381,595

(1)	Adjusted to give effect to the reverse stock split that occurred on October 15, 2015, as detailed in note 4.

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2015	2014	2015	2014
Cash flows from operating activities:
Net (loss) earnings for the period	$(2,191,292)	$3,011,678	$(4,397,643)	$655,924
Adjustments:
Depreciation of equipment	16,061	914	31,726	2,741
Amortization of intangible assets	585,020	582,892	1,751,809	1,748,677
Stock-based compensation	43,961	280,990	201,024	1,396,171
Net finance income	(442,087)	(5,976,208)	(3,004,867)	(10,046,460)
Realized foreign exchange (loss) gain	(983)	8,067	11,503	(2,949)
	(1,989,320)	(2,091,667)	(5,406,448)	(6,245,896)

Changes in non-cash operating working capital items:
Trade and other receivables	14,901	337,194	204,891	616,180
Tax credits receivable	(14,367)	(37,192)	240,793	(93,607)
Inventories	3,769	16,128	12,251	(9,559)
Prepaid expenses	(39,961)	(78,935)	115,910	313,099
Trade and other payables	504,601	(159,932)	455,369	83,926
Payable to parent corporation	(108,967)	(215,725)	(505,915)	760,581
	359,976	(138,462)	523,299	1,670,620

Net cash used in operating activities	(1,629,344)	(2,230,129)	(4,883,149)	(4,575,276)

Cash flows from investing activities:
Interest received	935	304	93,235	31,179
Acquisition of equipment	(79,239)	-	(222,565)	(34,650)
Addition of intangible assets	(46,320)	(19,337)	(83,645)	(41,303)
Acquisition of short-term investments	-	-	(2,512,000)	(14,478,186)
Maturity of short-term investments	3,881,100	4,093,077	10,964,800	20,149,888
Net cash from investing activities	3,756,476	4,074,044	8,239,825	5,626,928

Cash flows from financing activities:
Proceeds from exercise of options	-	-	625	50,000
Interest paid	(1,108)	(901)	(3,099)	(2,850)
Net cash (used in) from financing activities	(1,108)	(901)	(2,474)	47,150

Foreign exchange gain on cash held in foreign currencies	14,278	52,395	80,801	54,943
Net increase in cash	2,140,302	1,895,409	3,435,003	1,153,745

Cash (bank indebtedness), beginning of period	2,605,257	(66,174)	1,310,556	675,490

Cash, end of period	$4,745,559	$1,829,235	$4,745,559	$1,829,235
Supplemental cash flow disclosure:
Non-cash transaction:
Acquired equipment included in trade and other payables	$53,443	$-	$53,443	$-

See accompanying notes to unaudited interim financial statements.

acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill. The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans. Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2015.

The financial statements were authorized for issue by the Board of Directors on January 12, 2016.

(b)	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 6); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 10).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

2.	Basis of preparation (continued):

	(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

		•	Identification of triggering events indicating that the intangible assets might be impaired.

		•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

		•	Measurement of derivative warrant liabilities (note 10) and stock-based compensation (note 6).

		•	Allocation of shared costs with Neptune, its parent company (note 8).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2015.

New standards and interpretations not yet adopted:

		(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

		(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.	Capital and other components of equity:

Share capital:

All share information for current and comparative periods presented in these financial statements has been adjusted to give effect to the reverse split that occurred on October 15, 2015, as described below:

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

4.	Capital and other components of equity (continued):

Share capital (continued):

On October 15, 2015, the Corporation proceeded with the following transactions affecting its capital structure:

• The Corporation consolidated all classes of its capital stock on a 10:1 basis.

• The exercise price in effect in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities” increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities also decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2015 and February 28, 2015:

		November 30, 2015		February 28, 2015
	Number		Number
	outstanding	Amount	outstanding	Amount
Liability
Series 8 Public offering warrants 2014 (note 10) (1)	18,400,000	$270,590	18,400,000	$2,357,408
Equity
Private placement warrants
Series 9 Private placement warrants 2014	161,654	$-	161,654	$-

(1) In order to obtain one share of the Corporation, 10 warrants must be exercised.

5.	Finance income and finance costs:

	(a)	Finance income:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2015	2014	2015	2014
Interest income	$3,999	$19,055	$32,514	$73,444
Change in fair value of Derivative warrant liabilities (note 10)	354,737	5,211,155	2,086,818	9,527,360
Foreign exchange gain	84,459	746,942	888,634	448,506
	$443,195	$5,977,152	$3,007,966	$10,049,310

(b)	Finance costs:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2015	2014	2015	2014
Interest charges	$(1,108)	$(944)	$(3,099)	$(2,850)
	$(1,108)	$(944)	$(3,099)	$(2,850)

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

6.	Share-based payment:

At November 30, 2015 the Corporation has the following share-based payment arrangements:

(a) Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant. Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at March 1, 2015 and 2014	$15.33	429,625	$15.72	491,100
Granted	4.65	109,188	9.51	51,250
Exercised	2.50	(250)	2.50	(20,000)
Forfeited	18.52	(21,000)	13.38	(12,225)
Expired	18.57	(17,500)	18.00	(10,000)
Outstanding at November 30, 2015 and 2014	$12.76	500,063	$15.62	500,125
Exercisable at November 30, 2015 and 2014	$15.29	365,564	$15.67	379,638

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	Nine-month period ended November 30, 2015	Nine-month period ended November 30, 2014
Exercise price	$4.65	$9.51
Share price	$4.39	$9.20
Dividend	-	-
Risk-free interest	0.66%	1.14%
Estimated life	4.20 years	3.00 years
Expected volatility	65.63%	60.34%

The weighted average of the fair value of the options granted to employees during the nine-month period is $2.14 (2014 - $3.52). No options were granted to non-employees during the nine-month periods ended November 30, 2015 and 2014.

The weighted average share price at the date of exercise for options exercised during the nine-month period is $4.20 (2014 - $9.20).

For the three and nine month periods ended November 30, 2015, the Corporation recognized stock-based compensation under this plan in the amount of $42,888 and $126,640, respectively (2014 - $119,001 and $435,964).

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

6.	Share-based payment (continued):

	(b)	Corporation equity incentive plan :

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units (RSUs), performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares.

The Corporation’s issued RSUs will vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will vest upon achievement of the performance objectives identified by the Corporation. Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance. The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Activities within the plan are detailed as follows:

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	18,398	77,494
Released	(16,973)	(19,802)
Forfeited	(300)	(1,831)
Outstanding at November 30, 2015 and 2014	1,125	55,861

For the three and nine month periods ended November 30, 2015, the Corporation recognized stock-based compensation under this plan in the amount of nil and $64,388, respectively (2014 – $64,322 and $419,911).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees, and consultants that provide services to its subsidiaries, including the Corporation. The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock option plans:

For the three and nine-month periods ended November 30, 2015, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $1,073 and 7,023, respectively (2014 - $21,393 and $65,816).

(ii)	Neptune equity incentive plan:

For the three and nine-month periods ended November 30, 2015, the Corporation recognized stock-based compensation related to this plan in the amount of nil and $2,973, respectively (2014 - $50,838 and $327,644).

(iii)	Neptune-owned Acasti call-options:

For the three and nine-month periods ended November 30, 2015, the Corporation recognized stock-based compensation related to this plan in the amount of nil (2014 - $24,118 and $137,627).

7.	Commitments and contingencies:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $3,529,572 , of which an amount of $2,043,094 has been paid to date. As at November 30, 2015, an amount of $476,712 is included in ''Trade and other payables'' in relation to these projects.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

7.	Commitments and contingencies (continued):

Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which is as follows:

• A former officer of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized.

Although the outcome of this and various other claims and legal proceedings against the Corporation as at November 30, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

8.	Related parties:

(a) Administrative and research and development expenses:

During the three-month and nine-month periods ended November 30, 2015 and 2014, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
Administrative costs	$360,694	$397,076	$1,056,383	$1,242,786
Research and development costs, before tax credits	194,684	264,442	942,138	546,781
	$555,378	$661,518	$1,998,521	$1,789,567

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of Neptune’s subsidiaries are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune.

(b)	Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

8.	Related parties (continued):

	(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended November 30, 2015 and 2014:

	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2015	2014	2015	2014
Short-term benefits	$193,167	$86,682	$488,490	$476,322
Severance	-	30,720	102,900	174,950
Share-based compensation costs	31,127	235,034	125,672	1,266,295
	$224,294	$352,436	$717,062	$1,917,567

9.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence. All of the sales were made to the United States.

10.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

• Level 1: defined as observable inputs such as quoted prices in active markets.

• Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

acasti pharma INC.

Notes to Interim Financial Statements, Continued

(Unaudited)

Three-month and nine-month periods ended November 30, 2015 and 2014

10.	Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using level 3 inputs. The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	November 30, 2015	February 28, 2015
Exercise price per warrant (1)	US$1.50	US$1.50
Share price	$2.30	$5.50
Dividend	-	-
Risk-free interest	1.24%	1.20%
Estimated life	3.01 years	3.76 years
Expected volatility	65.42%	62.94%

(1) In order to obtain one share of the Corporation, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.01 per warrant as at November 30, 2015 ($0.13 per warrant as at February 28, 2015).

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $104,120 or a gain of $87,302 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the nine-month period ended November 30, 2015 and 2014 is presented in the following table:

	November 30, 2015	November 30, 2014
Opening balance at March 1, 2015 and 2014	$2,357,408	$11,181,475
Change in fair value of derivative warrant liabilities (Note 5 (a))	(2,086,818)	(9,527,360)
Closing balance at November 30, 2015 and 2014	$270,590	$1,654,115

For the three-month period ended November 30, 2015, the change in fair value of the derivative warrant liabilities was a gain of $354,737 recognized in finance income (2014 – gain of $5,211,155, recognized in finance income).

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

11.	Subsequent event and restricted cash:

On January 7, 2016 Neptune announced it had entered into a share purchase agreement with 4501268 Canada Inc. As part of this transaction, the Corporation has pledged an amount of 2 million dollars to partly guarantee the said transaction. Consequently, the corresponding amount shall be considered as restricted cash until released by the lender or reduced by Neptune.

In addition, on January 7, 2016, the Company entered into an initial three years non-exclusive licencing agreement with the parent company, Neptune, for the distribution of the product Onemia® in the field of over-the-counter medicine and medical foods. As consideration, Neptune will pay a royalty rate of 17.5% on net sales.